UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ……………… to …………………

Commission File Number 001-35054

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Andeavor 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Marathon Petroleum Corporation

539 South Main Street
Findlay, Ohio 45840

Table of Contents

Andeavor 401(k) Plan
Annual Report on Form 11-K

Andeavor 401(k) Plan 2018 | 2

Reports of Independent Registered Public Accounting Firms

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of
Andeavor 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Andeavor 401(k) Plan (the “Plan”) as of December 31, 2018, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes to financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
The financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the auditing standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing audit procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Andeavor 401(k) Plan 2018 | 3

Reports of Independent Registered Public Accounting Firms

Supplemental Information
The supplemental information listed in the table of contents has been subjected to audit procedures performed in conjunction with the audit of the financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ MCCONNELL & JONES LLP

We have served as the Plan’s auditor since 2018.

Houston, Texas
June 26, 2019

Andeavor 401(k) Plan 2018 | 4

Reports of Independent Registered Public Accounting Firms

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and the Employee Benefits Committee of
Andeavor 401(k) Plan

Opinion on the Financial Statement
We have audited the accompanying statement of net assets available for benefits of the Andeavor 401(k) Plan (the Plan) as of December 31, 2017 (referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
The financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ ERNST & YOUNG LLP

We served as the Plan's auditor from 2015 to 2018.

San Antonio, Texas
June 18, 2018

Andeavor 401(k) Plan 2018 | 5

Financial Statements

Andeavor 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2018	2017

Assets
Investments	$1,702,671,399	$1,407,674,154
Total Investments	1,702,671,399	1,407,674,154
Receivables:
Employer contributions	22,207,593	6,890,804
Notes receivable from participants	45,914,238	33,785,403
Total Receivables	68,121,831	40,676,207

Total Assets	1,770,793,230	1,448,350,361

Liabilities
Excess contributions payable	(141,685)	(13,967)

Total Liabilities	(141,685)	(13,967)

Net Assets Available for Benefits	$1,770,651,545	$1,448,336,394

See the accompanying notes, which are an integral part of these financial statements.

Andeavor 401(k) Plan 2018 | 6

Financial Statements

Andeavor 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2018

Additions
Contributions:
Employer	$82,849,186
Participants	104,777,761
Participant rollover	19,297,973
Total Contributions	206,924,920

Interest and dividends	63,249,560
Net depreciation in investment value	(131,708,421)
Interest income on notes receivable from participants	1,994,992
Transfers from Andeavor acquisitions	343,224,950
Total Additions	483,686,001

Deductions
Benefit payments	160,716,739
Administrative expenses	654,111
Total Deductions	161,370,850

Net increase in net assets available for benefits	322,315,151

Net assets available for benefits:
Beginning of year	1,448,336,394

End of year	$1,770,651,545

See the accompanying notes, which are an integral part of these financial statements.

Andeavor 401(k) Plan 2018 | 7

Notes to Financial Statements

Note 1 - Description of the Plan

The accompanying financial statements are for the Andeavor 401(k) Plan (the “Plan”), a defined contribution retirement plan that was sponsored by Andeavor LLC prior to the Plan's April 30, 2019 merger into the Marathon Petroleum Thrift Plan, as explained below. The following description provides only general information about the Plan. The Plan is subject to, and complies with, the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and is tax-qualified under section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code").

Andeavor LLC is the successor by merger to Andeavor, which was the Plan's sponsor until October 1, 2018, the date of Andeavor's acquisition by Marathon Petroleum Corporation ("MPC"). The terms "Andeavor" and "Company" refer to Andeavor prior to October 1, 2018 and Andeavor LLC on and after October 1, 2018.

The Plan, originally adopted as of April 1, 1979, is a voluntary defined contribution plan open to certain non-union employees of the Company. Employees whose positions are covered by a collective bargaining agreement may participate if the Plan is included in the agreement.

The purpose of the Plan is to encourage employees to save and invest a portion of their eligible compensation, as defined in the Plan, in order to have an additional source of income upon their retirement or disability, or for their family in the event of death. Benefits provided by the Plan are in addition to benefits that participants are entitled to receive under any other programs of the Company and under the Social Security Act. The investments in the Plan are held by Fidelity Management Trust Company (“Fidelity” or the “Trustee”). Fidelity is responsible for holding, investing and accounting for the assets of the Plan and maintaining separate accounts for all participants of the Plan. The Plan is administered by Fiona Laird, the Chief Human Resources Officer of MPC.

Effective April 30, 2019, the Plan merged (the "Plan Merger") into the Marathon Petroleum Thrift Plan (the "MPC Plan"), a defined contribution retirement plan sponsored by Marathon Petroleum Company LP, a wholly-owned subsidiary of MPC, that is also subject to ERISA. All balances and outstanding loans were transferred to the MPC Plan pursuant to the Plan Merger.

Participant Contributions
Participants may contribute up to 50% of their eligible pay each payroll period on a pre-tax, Roth 401(k) contribution option ("Roth"), or after-tax basis, or any combination thereof not to exceed 50% of their eligible pay; provided, however, that after-tax contributions are not permitted to be made from regular bonus pay. The total combined pre-tax and Roth contribution amounts cannot exceed $18,500, the annual limit under the Code for 2018. Employees age 50 and over may contribute up to $6,000 in additional pre-tax and/or Roth catch-up contributions, the annual limit under the Code for 2018. The Plan is required to return contributions received during the year in excess of the Internal Revenue Service ("IRS") limits. Refunds of employee contributions in excess of Code or Plan limits totaled $141,685 and $13,967 for the years ended December 31, 2018 and 2017, respectively. These refunds were distributed subsequent to December 31 of the applicable year and are recorded as a liability on the Statements of Net Assets Available for Benefits.

Contributions are made to the Plan by the Company on behalf of each eligible employee based upon their elected pay deferral through payroll deductions. Individual accounts are maintained for each of the Plan’s participants. Each participant’s account is credited with the participant’s and the Company's contributions and is adjusted for earnings, losses and withdrawals. Allocations are based on participant earnings or account balances, as defined. Participants may elect a Roth 401(k) contribution option, allowing participants to make contributions on an after-tax basis. Under the Roth 401(k) option, accumulated investment earnings on contributions are tax-free to the participant on qualified distributions. The Plan participant contributions are invested in one or more of the investment options, the Andeavor Common Stock Fund (the "Andeavor Stock Fund") prior to October 1, 2018, or the Marathon Petroleum Corporation Common Stock Fund (the “Marathon Stock Fund”) after September 30, 2018, at the option of the participant. Any Andeavor stock owned through the Andeavor Stock Fund was converted to shares of MPC common stock on October 1, 2018 in connection with MPC's acquisition of Andeavor, at the conversion rate of 1.87 shares of MPC common stock per share of Andeavor stock.

Employer Contributions
For the Plan year ended December 31, 2018, the Plan allows for a Company match on the first 6% of all eligible pay, for those participants contributing on either a pre-tax or Roth basis to the Plan, including catch-up contributions. Effective January 1, 2018, eligible pay under the Plan included all base pay, annual bonus pay, and all overtime pay. Regular after-tax contributions to the Plan were not matched by the Company. Matching contributions made to the Plan with respect to participants who have at least a year of service are designated as safe harbor type contributions under Section 401(k)(12) of the Code.

The Company provides for a discretionary profit-sharing contribution to the Plan. This contribution, calculated as a percentage of employees' base pay based on a pre-determined Company performance target for the Plan year, which is the calendar year, can range from 0% to 4% based on actual Company performance. Contributions are normally made and allocated following the end of the Plan year. All employees eligible for the Plan who are employed on December 31 of the Plan year are eligible to receive an allocation of the profit-sharing contribution, even if they are not otherwise contributing to the Plan. If a participant does not make a deferral election, the default allocation of the contribution will be to the participant’s age appropriate lifecycle fund investment

Andeavor 401(k) Plan 2018 | 8

Notes to Financial Statements

option. The Company approved a discretionary profit-sharing contribution in the amount of 2% of base pay for the 2018 Plan year, totaling $22,207,593. The approved discretionary profit-sharing contribution was contributed by the Company in 2019, and is reflected as an employer contribution receivable on the Statements of Net Assets Available for Benefits. A discretionary profit-sharing contribution of $6,890,804 was made in 2018 for the 2017 Plan year.

The Company's matching contributions are invested in one or more of the investment options in the same manner as described above for participant contributions.

Plan Freeze
The Plan was frozen with respect to participant and Company contributions and the entry of new participants effective December 31, 2018.

Vesting
Participants are fully vested at all times in their participant, Company safe harbor matching and Company qualified non-elective contributions, or contributions that may have been made for certain Code nondiscrimination testing purposes, and any related earnings held in their Plan accounts. Non-safe harbor Company matching contributions, Company profit sharing contributions and any related earnings are 100% vested after one year of service. Participants fully vest in all portions of their Plan account upon termination of employment on account of death or disability. Generally, vesting service begins with an employee's employment commencement date and ends upon the employee's termination of employment with the Company and its affiliates.

Forfeitures
Upon termination of employment, a participant’s nonvested account monies may be used to reduce future employer contributions or to pay reasonable Plan administrative expenses. At December 31, 2018 and 2017, the forfeitures balance was $467,321 and $211,533, respectively. This balance includes forfeited nonvested amounts, as well as uncashed stale-dated check amounts. Plan administrative expenses paid with forfeiture monies totaled $100,838 during the year ended December 31, 2018.

Revenue Sharing
Under the Plan, certain funds offer revenue sharing. During the year ended December 31, 2018, revenue sharing credits in the amounts of $457,107 were used to pay Plan administrative expenses.

Investment Options
Participants may elect to invest in certain investment options offered under the Plan. Participants may change the percentage they contribute and the investment direction of their contributions and related company matches. The investment menu is comprised of target date funds, actively managed funds, index funds and the Marathon Stock Fund.

Loans
Generally, participants can borrow up to the lesser of $50,000 or one half of their vested account balance from the Plan with a minimum loan of $1,000. Such loans are secured by the participant’s vested account balance and bear interest at the prime rate plus 1%. Outstanding loans at December 31, 2018 incur interest at rates between 4.25% and 9.75% for the Plan. The Plan allows for new loans with original terms of six months to five years. A participant may have no more than two loans outstanding at any time. Upon termination of employment, the loan repayment may continue at the election of the participant. If payments are in default, the unpaid loan balance will be treated as a distribution to the participant.

Payment of Benefits
Upon termination of employment, involuntary layoff, retirement, disability or death, the participant or the participant’s beneficiary will be provided the opportunity to request a distribution from the Plan. The Plan permits at-will withdrawals of the after-tax employee contributions. Before contemplation of the impacts of the Plan Merger, any hardship withdrawals from amounts constituting the before-tax employee contribution will result in a six-month suspension of further contributions.

Administrative Expenses
The Plan allows for the payment of administrative expenses by either the Plan, the Company, or participants. Forfeited nonvested accounts may be used to pay Plan administrative expenses. Any additional fees are paid by the Company, except for those related to participant loans, withdrawals, or certain other administration fees. Certain Fidelity administration fees are paid by participants to the extent they are not otherwise offset by the receipt of revenue sharing (for those funds that provide revenue sharing).

Plan Termination
The Company has the right under the Plan to discontinue its contributions at any time, which occurred effective December 31, 2018 with the Plan's freeze, and terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

Andeavor 401(k) Plan 2018 | 9

Notes to Financial Statements

Acquisitions
In June 2017, the Company acquired Western Refining, Inc. ("Western Refining"). Employees of Western Refining became eligible for participation in the Plan effective January 1, 2018. Assets of the Western Refining and Northern Tier 401(k) plans were transferred into the Plan during 2018 as disclosed on the Statement of Changes in Net Assets Available for Benefits.

Subsequent Events
On October 1, 2018, MPC completed its acquisition of Andeavor. Employees of Andeavor and its affiliates continued to participate in the Plan through December 31, 2018. Effective January 1, 2019, those employees, who are now employees of MPC and its affiliates, became eligible to participate in the MPC Plan. Effective April 30, 2019, the Plan was merged into the MPC Plan.

New Accounting Pronouncements
In July 2018, the FASB issued ASU 2018-09, Codification Improvements, which provides various minor codification updates and improvements to address comments that the FASB had received regarding unclear or vague accounting guidance. The standard is effective for fiscal years beginning after December 15, 2018, including interim reporting periods within that fiscal year. The Company is currently evaluating the impact of the guidance on its consolidated financial statements and does not anticipate that this guidance will have a material impact.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the Plan's management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (an exit price).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Payments of Benefits
As of December 31, 2018 and 2017, there were no participant initiated withdrawals from the Plan that had not been distributed. Benefit payments are recorded when paid.

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses when incurred. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. If a participant ceases to make loan repayments, and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Note 3 - Fair Value Measurements

Financial assets and financial liabilities are classified according to the fair value hierarchy. Financial assets and liabilities classified as level 1 instruments are valued based on quoted prices in active markets for identical assets and liabilities. Level 2 instruments are valued based on quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability. Level 3 instruments are valued based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the level of the input that is significant to the fair value measure in its entirety. The Plan does not have any financial assets or liabilities classified as level 2 or level 3 at December 31, 2018 or 2017.

The Marathon Stock Fund and Andeavor Stock Fund values are based upon the respective underlying common stock closing price reported on the active market on which the individual security is traded and are categorized as level 1. Shares of mutual funds are valued using quoted market prices from national securities exchanges, which represent shares held by the Plan at year-end and are valued as level 1 fair value assets. The Plan's common/collective trust funds are measured at fair value, using Net Asset Value ("NAV") as a practical expedient, and have been excluded from the fair value hierarchy in accordance with Accounting Standards Update 2015-07.

Andeavor 401(k) Plan 2018 | 10

Notes to Financial Statements

Plan Assets at Fair Value

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Marathon Stock Fund	$213,083,447	$—	$—	$213,083,447
Mutual Funds	1,348,326,702	—	—	1,348,326,702
Plan Assets Measured at Fair Value	$1,561,410,149	$—	$—	1,561,410,149
Common/collective Trust Funds Measured at NAV (1)				141,261,250
Total Plan Assets				$1,702,671,399

	Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Andeavor Stock Fund	$263,540,232	$—	$—	$263,540,232
Mutual Funds	1,068,113,411	—	—	1,068,113,411
Plan Assets Measured at Fair Value	$1,331,653,643	$—	$—	1,331,653,643
Common/collective Trust Funds Measured at NAV (1)				76,020,511
Total Plan Assets				$1,407,674,154

(1)	Common Collective Trust Funds
_____________________________________________________________________________________________________________

Common Collective Trust Name	Investment Objective	Types of Investments	Restrictions
Fidelity Managed Income Portfolio I	Deliver safety and stability by preserving principal and accumulating earnings	Benefit-Responsive Investment Contracts issued by insurance companies and other financial institutions, fixed income securities, and money market funds
No restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the funds, and such notice was provided in February 2018 to permit a change in this investment option in February 2019, which was subsequently extended to May 1, 2019

Artisan International Growth Trust Fund	Seek long-term capital growth	Publicly traded corporate equities, including common and preferred stocks, warrants, and depository receipts, of non-U.S. companies across a broad capitalization range	No restrictions; however, the Trustee reserves the right to require five business days' advance written notice from the Plan for withdrawal
Boston Partners Large Cap Value Equity Fund	Outperform its benchmark index, the Russell 1000 Value Index
Equity securities of U.S. and non-U.S. issuers, including, without limitation, American Depository Receipts on non-U.S. issuers, that are denominated in U.S. dollars and trade in U.S. markets, including, without limitation, on U.S. exchanges or in the over-the-counter market
No restrictions; however, the Trustee reserves the right to require five business days' advance written notice from the Plan for withdrawal

Andeavor 401(k) Plan 2018 | 11

Notes to Financial Statements

Note 4 - Exempt Party-In-Interest Transactions

Certain investments of the Plan are shares of mutual funds managed by Fidelity, as defined by the Plan. Therefore, these transactions qualify as exempt party-in-interest transactions.

Shares and Cost of Common Stock Held by the Plan (1)

	December 31,
	2018	2017

Number of shares	3,610,972	2,269,665
Cost basis of shares	$127,394,483	$128,932,564
(1) Shares of MPC and the Company as of December 31, 2018 and 2017, respectively.
Note 5 - Federal Income Tax Status
The Plan received a favorable determination letter from the IRS dated December 8, 2014, indicating that the Plan is tax-qualified in form under Section 401(a) of the Code. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the Code and, therefore, believe that the Plan is tax-qualified and that the Plan’s related trust is tax-exempt.

U.S. GAAP requires management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Management has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. The IRS has completed audits of the Plan for 2016 and 2015 with no findings, and there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examination for the years prior to 2015.

Note 6 - Risks and Uncertainties

The Plan provides for investments in various securities through investment funds offered to participants, including but not limited to, various mutual funds and equity of the Company or MPC, among others. Investment securities, in general, are exposed to various risks such as interest rate, credit, liquidity and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Andeavor 401(k) Plan 2018 | 12

Schedule of Assets

Andeavor 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2018
EIN: 38-4084986

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
	Common Stock
*	Marathon Stock Fund		**	$213,083,447
	Total Common Stock			213,083,447

	Mutual Funds
	Equities
*	Fidelity 500 Index Institutional		**	166,644,425
*	Fidelity Contrafund K		**	173,368,469
*	Fidelity Puritan K		**	65,304,235
	Total Large Capital Equity Funds			405,317,129
	Westwood SMidCap Institutional		**	47,893,851
	William Blair SMid Cap Growth I		**	74,162,868
*	Fidelity Extd Mkt Idx		**	48,907,675
	Total Small/Mid Capital Equity Funds			170,964,394
*	Fidelity International Index Institutional		**	34,155,379
	Total International Equity Funds			34,155,379
	Target Date Funds
*	Fidelity Freedom Index Income IPR		**	3,314,157
*	Fidelity Freedom Index 2005 IPR		**	1,315,129
*	Fidelity Freedom Index 2010 IPR		**	2,437,247
*	Fidelity Freedom Index 2015 IPR		**	11,302,116
*	Fidelity Freedom Index 2020 IPR		**	55,736,003
*	Fidelity Freedom Index 2025 IPR		**	76,176,978
*	Fidelity Freedom Index 2030 IPR		**	73,216,080
*	Fidelity Freedom Index 2035 IPR		**	72,638,556
*	Fidelity Freedom Index 2040 IPR		**	44,282,847
*	Fidelity Freedom Index 2045 IPR		**	51,874,810
*	Fidelity Freedom Index 2050 IPR		**	47,577,187
*	Fidelity Freedom Index 2055 IPR		**	15,470,362
*	Fidelity Freedom Index 2060 IPR		**	4,047,518
	Total Target Date Funds			459,388,990

Andeavor 401(k) Plan 2018 | 13

Schedule of Assets

	Fixed Income
	Vanguard Total Bond Market Index Institutional		**	47,486,467
	PIMCO Total Return Institutional		**	73,521,175
	Vanguard Federal Money Market Fund		**	137,385,021
	Vanguard Inflation-Protected Securities Institutional Fund		**	13,383,790
	Vanguard Short-Term Bond Index IS		**	6,724,357
	Total Fixed Income Funds			278,500,810
	Common Collective Trust Funds
*	Fidelity Managed Income Portfolio I		**	2,475,216
	Artisan International Growth Trust Fund		**	77,023,800
	Boston Partners Large Cap Value Equity Fund		**	61,762,234
	Total Common Collective Trust Funds at Net Asset Value			141,261,250

*	Participant loans	Varying maturity dates with interest rates ranging from 4.25% to 9.75%	**	45,914,238
	Total			$1,748,585,637

*	Indicates party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included.

Andeavor 401(k) Plan 2018 | 14

Exhibit Index

Exhibit Number	Description of the Exhibit

23.1	Consent of Independent Registered Public Accounting Firm (McConnell & Jones LLP) for the Andeavor 401(k) Plan.

23.2	Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP) for the Andeavor 401(k) Plan.

Andeavor 401(k) Plan 2018 | 15

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 26, 2019

Andeavor 401(k) Plan

By:	/s/ FIONA C. LAIRD
Fiona C. Laird
Plan Administrator, Chief Human Resources Officer of Marathon Petroleum Corporation

Andeavor 401(k) Plan 2018 | 16